EXHIBIT 99.1

Golar LNG Partners L.P. cash distributions

Golar LNG Partners LP ("the Partnership") (NASDAQ: GMLP) announced today that its board of directors has approved a quarterly cash distribution with respect to the quarter ended December 31, 2018 of $0.4042 per common and general partner unit. This cash distribution will be paid on February 14, 2019 to all common and general partner unitholders of record as of the close of business on February 11, 2019.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from November 15, 2018 through February 14, 2019 has also been declared.  This will be payable on February 15, 2019 to all Series A preferred unitholders of record as at February 12, 2019.

Golar LNG Partners LP
Hamilton, Bermuda
January 31, 2019